Corporate Office

1775 Sherman Street, #3000

Denver, Colorado 80203

303.860.5800

www.pdce.com

July 20, 2020

Office of Energy & Transportation

Division of Corporation Finance

United States Security and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, D. C. 20549

Attention:                                         Sandra Wall, Petroleum Engineer

Sondra Snyder, Staff Accountant

Gus Rodriguez, Accounting Branch Chief

RE:    PDC Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 27, 2020

Response dated July 20, 2020

File No. 001-37419

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated July 7, 2020 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:

The comment of the Staff is set forth below for ease of reference, and is numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2019

1.                        Financial Condition, Liquidity and Capital Resources, page 56

You disclose that you are subject to various financial covenants under your Revolving Credit Agreement including financial ratios which include a requirement to maintain a minimum current ratio of not less than 1.0 to 1.0 and a maximum consolidated leverage ratio of not more than 4.0 to 1.0. However, we note that you had a working capital deficit at December 31, 2019 and 2018. Tell us, and revise your disclosure to clarify, how these financial ratios are calculated. To the extent that these measures reflect transactions that have not yet occurred, e.g. additional borrowings under existing credit agreements, your revised disclosure should clarify that and describe all material aspects of those future transactions, including increased debt levels and interest expense.

Response:

The Staff is advised that the Company’s revolving credit agreement defines current assets as U.S. GAAP current assets as shown on the Company’s consolidated balance sheet “plus the unused commitments then available to be borrowed, but excluding all non-cash assets under ASC 815.”  The Company’s unused commmitment on its revolving credit facility was disclosed on pages 41, 55 and 93 of the Annual Report.  Further, the revolving credit agreement defines current liabilities as U.S. GAAP current liabilities as shown on its consolidated balance sheet “excluding (a) all non-cash obligations under ASC 815 and (b) the current portion of (i) the loans and obligations in respect of letters of credit under this agreement or (ii) other debt for borrowed money.”  The Company’s disclosure notes that the financial covenants are “as defined per the revolving credit facility.”  The revolving credit facility was filed as an exhibit to the Company’s Current Report on Form 8-K on May 25, 2018.  The calculation of amounts under the revolving credit agreement do not reflect transactions that have not yet occurred.

To clarify the significant effects of the definitions in the revolving credit facility, the Company proposes to revise its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, beginning with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, substantially as follows:

The revolving credit facility contains covenants customary for agreements of this type, with the most restrictive being certain financial tests on a quarterly basis. The financial tests, as defined per the revolving credit facility, include requirements to: (i) maintain a minimum current ratio of 1.0:1.0 and (ii) not exceed a maximum leverage ratio of 4.0:1.0. For purposes of the current ratio covenant, the revolving credit facility’s definition of total current assets, in addition to current assets as presented under U.S. GAAP, includes, but is not limited to, unused commitments under the revolving credit facility. Accordingly, the existence of a working capital deficit under U.S. GAAP is not necessarily indicative of a violation of the current ratio covenant.  At December 31, 2019, we were in compliance with all covenants in the revolving credit facility with a current ratio of 4.4:1.0 and a leverage ratio of 1.4:1.0. We expect to remain in compliance throughout the 12-month period following the filing of this report.

2.                        Reconciliation of Non-U.S. GAAP Financial Measures

Cash flows from operations to adjusted cash flows from operations and free cash flow (deficit), page 63

You deduct the net change in operating assets and liabilities from your measure Adjusted cash flows from operations. You also deduct capital expenditures for development of crude oil and natural gas properties and add or deduct the change in accounts payable related to capital expenditures from your liquidity measure Free cash flow (deficit).

Please address the following:

•                  Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from Adjusted cash flows from operations; and,

•                  Tell us why it is appropriate to add or deduct the change in accounts payable related to capital expenditures from Free cash flow (deficit).

Refer to Item 10(e)(1)(ii)(A) and (B) and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company believes that it is appropriate to disregard changes in operating assets and liabilities from its Adjusted cash flows measure, and to disregard changes in accounts payable relating to capital expenditures from its Free cash flow measure, because in each case the effect of the adjustment is merely to disregard the timing of settlement of the relevant change and to instead show the effect of the related activities in the period in which the related transactions occurred.  The Company believes that these measures are important as its investors and analysts prefer to compare results of current period operations to current period capital expenditures incurred, without regard to working capital changes, due to the fact that a portion of those items have varying and/or extended payment terms, and thus are not attributable to current period operational activity.

The Company further believes that these adjustments are consistent with Item 10(e)(1)(ii)(A) and (B).  With respect to Item 10(e)(1)(ii)(A), the adjustments do not exclude any charges or liabilities, but instead remove the timing element of settlement of working capital amounts.  The Company believes that removal of these changes provides a more accurate representation of the related operating activities that occurred during the period.  The concern underlying Item 10(e)(1)(ii)(A) is that a non-GAAP liquidity measure may exhibit an upward bias, and therefore be misleadingly high, if it excludes cash-settled liabilities.  The Company does not believe that its measures give rise to this concern as the adjustments do not exhibit an upward bias, but appropriately align operating activities that actually occurred during the period.

With respect to Item 10(e)(1)(ii)(B), the adjustments are not intended to, and do not, have the effect of eliminating or smoothing non-recurring items.  As discussed above, the rationale for the adjustments has nothing to do with the adjusted items being non-recurring, infrequent or unusual.  In addition, the effect of the adjustments may, in any given period, have the effect of making results less, rather than more, smooth.

3.                        Crude Oil and Natural Gas Information — Unaudited

Changed in Estimated Quantities of Proved Reserves, page 116

Your disclosure under this section identifies multiple factors impacting your proved reserves without indicating the amount attributable to each factor. For example, the discussion you have provided under the caption Revisions of Previous Estimates-Proved Developed Reserves indicates that “proved developed reserves experienced a net positive revision of 17.3 MMBoe due to a decrease in operating costs, performance revisions and other items”, and that “these net positive revisions were partially offset by a decrease in prices for crude oil, natural gas and NGLs”, without indicating the amount attributable to each factor. If multiple factors materially contribute to or offset changes in reported reserve quantities, indicate the quantity attributable to each factor. Note that this comment applies to similar disclosure appearing throughout this section.

Response:

After reviewing the disclosures for changes in the revisions to its proved developed and proved undeveloped reserves, the Company believes that it grouped some individually insignificant changes with other more significant changes and that its disclosure could be expanded.  Going forward, the Company will continue to evaluate the reasons for changes in its reserve estimates and will expand quantification of material items in future filings.

To clarify the changes to revisions of previous estimates for proved developed and proved undeveloped reserves, the Company proposes to revise its disclosure in future filings substantially as follows, while applying the same approach to simlar disclosures appearing throughout the section:

Revisions of Previous Estimates—Proved Developed Reserves.  Proved developed reserves experienced a positive revision of 28.3 MMBoe reflecting improved performance revisions, decreased operating costs and other items. An additional increase of 10.2 MMBoe in developed reserves related to our current year drilling activities.  These positive revisions were partially offset by a decrease of 11.0 MMBoe for decreases in prices for crude oil, natural gas and NGLs.

Revisions of Previous Estimates-PUDs. Upward revisions to our PUD reserves were related to an increase of 74.2 MMBoe reflecting additional locations on proven acreage resulting from our drilling plan, as well as improved performance revisions and other items, which resulted in further upward revisions of 28.9 MMBoe of PUD reserves. Partially offsetting these increases were negative revisions of 12.9 MMBoe due to drilling schedule changes and 5.5 MMBoe for decreases in prices for crude oil, natural gas and NGLs.

Please contact the undersigned with any questions at 724-747-0096.

Sincerely,

/s/ R. Scott Meyers

R. Scott Meyers
Chief Financial Officer